UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14A

(Rule 14a-101)

INFORMATION REQUIRED IN PROXY STATEMENT

SCHEDULE 14A INFORMATION

Proxy Statement Pursuant to Section 14(a) of The Securities Exchange Act of 1934

(Amendment No. )

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement

☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))

☐	Definitive Proxy Statement

☒	Definitive Additional Materials

☐	Soliciting Material Under Rule 14a-12

TAUBMAN CENTERS, INC.
(Name of Registrant as Specified in Its Charter)

LAND & BUILDINGS CAPITAL GROWTH FUND, LP L & B REAL ESTATE OPPORTUNITY FUND, LP LAND & BUILDINGS GP LP LAND & BUILDINGS INVESTMENT MANAGEMENT, LLC JONATHAN LITT
(Name of Persons(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

(1)	Title of each class of securities to which transaction applies:

(2)	Aggregate number of securities to which transaction applies:

(3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

(4)	Proposed maximum aggregate value of transaction:

(5)	Total fee paid:

☐	Fee paid previously with preliminary materials:

☐          Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

(1)	Amount previously paid:

(2)	Form, Schedule or Registration Statement No.:

(3)	Filing Party:

(4)	Date Filed:

2018 ANNUAL MEETING OF SHAREHOLDERS

OF
taubman centers, inc.

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SUPPLEMENT DATED MAY 2, 2018 TO THE PROXY STATEMENT

OF

LAND & BUILDINGS CAPITAL GROWTH FUND, LP

DATED APRIL 25, 2018

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PLEASE SIGN, DATE AND MAIL THE BLUE PROXY CARD TODAY

Dear Fellow Shareholder:

Land & Buildings Capital Growth Fund, LP (“L&B Capital”), L&B Real Estate Opportunity Fund, LP (“L&B Opportunity”), Land & Buildings GP LP (“L&B GP”), Land & Buildings Investment Management, LLC (“L&B Management”), and Jonathan Litt (collectively, “Land & Buildings” or “we”) are significant shareholders of Taubman Centers, Inc., a Michigan corporation (“Taubman” or the “Company”), who beneficially own in the aggregate 814,947 shares of common stock, par value $0.01 per share (the “Common Stock”), of the Company, representing approximately 1.3% of the Company’s outstanding shares of Common Stock. Land & Buildings is making this proxy statement supplement and accompanying BLUE proxy card available to holders of Common Stock of the Company in connection with its solicitation of proxies in connection with the Company’s 2018 annual meeting of shareholders scheduled to be held on Thursday, May 31, 2018, at 8:30 a.m., Eastern Time, at The Townsend Hotel, 100 Townsend Street, Birmingham, Michigan 48009 (including any and all adjournments, postponements, continuations or reschedulings thereof, or any other meeting of shareholders held in lieu thereof, the “Annual Meeting”).

We are seeking your support at the Annual Meeting to elect Land & Buildings’ director nominee, Jonathan Litt (the “Nominee”), to the Company’s Board of Directors (the “Board”). We are seeking to change a minority of the Board. We are soliciting proxies to elect not only our Nominee, but also the candidates who have been nominated by the Company other than William S. Taubman. This gives shareholders the ability to vote for the total number of directors up for election at the Annual Meeting. The names, backgrounds and qualifications of the Company’s nominees, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the Company’s nominees will serve as directors if our Nominee is elected. We are also seeking your support at the Annual Meeting to approve our non-binding business proposal to request that the Board eliminate the dual class voting stock structure by offering to exchange shares of the Company’s Common Stock for the Series B Non-Participating Convertible Preferred Stock that is owned by members of the Taubman family.

Land & Buildings filed its definitive proxy statement for the Annual Meeting with the Securities and Exchange Commission (the “SEC”) on April 25, 2018. The Company filed its definitive proxy statement for the Annual Meeting with the SEC on April 30, 2018. This supplement discloses certain information about the Annual Meeting included in the Company’s definitive proxy statement that had not been publicly available at the time we filed our definitive proxy statement, including the date, time and place of the Annual Meeting as well as certain other updates, as disclosed herein.

IMPORTANTLY, IF YOU HAVE SUBMITTED A BLUE PROXY CARD AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. YOU SHOULD DISREGARD AND DISCARD ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY.

According to the Company’s definitive proxy statement, shareholder proposals intended to be included in the Company’s proxy statement and form of proxy for the 2019 annual meeting of shareholders (“2019 Annual Meeting”) pursuant to Rule 14a-8 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), must be received by the Company’s Assistant Secretary, Chris Heaphy, at 200 East Long Lake Road, Suite 300, Bloomfield Hills, Michigan 48304-2324 by the close of business on December 31, 2018, and must otherwise be in compliance with the requirements of the SEC’s proxy rules.

According to the Company’s definitive proxy statement, any director nomination or shareholder proposal of other business intended to be presented for consideration at the 2019 Annual Meeting, but not intended to be considered for inclusion in the Company’s proxy statement and form of proxy related to such meeting (i.e. not pursuant to Rule 14a-8 of the Exchange Act), must be received by the Company at the address stated above between January 31, 2019 and the close of business on March 2, 2019 to be considered timely. However, if the 2019 Annual Meeting occurs more than 30 days before or 60 days after May 31, 2019, the Company must receive nominations or proposals (A) not later than the close of business on the later of the 90th day prior to the date of the 2019 Annual Meeting or the 10th day following the day on which public announcement is made of the date of the 2019 Annual Meeting, and (B) not earlier than the 120th day prior to the 2019 Annual Meeting.

The information set forth above regarding the procedures for submitting shareholder proposals for consideration at the 2019 Annual Meeting is based on information contained in the Company’s proxy statement and the Company’s Bylaws. The incorporation of this information in this supplement should not be construed as an admission by any of the participants in this solicitation that such procedures are legal, valid or binding.

For details regarding the qualifications of our Nominee as well as our reasons for making this solicitation, please see our definitive proxy statement filed with the SEC on April 25, 2018. If you need another copy of our definitive proxy statement or this supplement, please contact D.F. King & Co., Inc., which is assisting Land & Buildings with its effort to solicit proxies, at the address and toll-free number set forth on the back cover of this supplement.

This supplement is dated May 2, 2018, and is first being furnished to shareholders of the Company on or about May 2, 2018. This supplement should be read in conjunction with Land & Buildings’ definitive proxy statement filed with the SEC on, and first furnished to shareholders of the Company on or about, April 25, 2018.

All BLUE proxy cards that have been submitted in connection with our mailing to shareholders of a proxy statement and proxy card on April 25, 2018 remain valid and will be voted at the Annual Meeting as marked.

THEREFORE, IF YOU HAVE SUBMITTED A BLUE PROXY CARD SINCE APRIL 25, 2018, AND YOU DO NOT WISH TO CHANGE YOUR VOTE, THEN YOU DO NOT HAVE TO TAKE ANY FURTHER ACTION. You should DISREGARD AND DISCARD any WHITE proxy card you receive from the Company.

THIS SOLICITATION IS BEING MADE BY LAND & BUILDINGS AND NOT ON BEHALF OF THE BOARD OF DIRECTORS OR MANAGEMENT OF THE COMPANY.

PLEASE SIGN, DATE AND RETURN THE BLUE PROXY CARD IN FAVOR OF THE ELECTION OF THE NOMINEE AND IN FAVOR OF OUR NON-BINDING BUSINESS PROPOSAL. YOU SHOULD DISREGARD AND DISCARD, AND NOT VOTE, ANY WHITE PROXY CARD YOU RECEIVE FROM THE COMPANY.

THE LATEST DATED PROXY IS THE ONLY ONE THAT COUNTS. IF YOU HAVE ALREADY SENT A WHITE PROXY CARD FURNISHED BY COMPANY MANAGEMENT OR THE BOARD, YOU MAY REVOKE THAT PROXY AND VOTE ON EACH OF THE PROPOSALS DESCRIBED IN OUR DEFINITIVE PROXY STATEMENT BY SIGNING, DATING AND RETURNING A BLUE PROXY CARD. ANY PROXY MAY BE REVOKED AT ANY TIME PRIOR TO THE ANNUAL MEETING BY DELIVERING A WRITTEN NOTICE OF REVOCATION OR A LATER DATED PROXY FOR THE ANNUAL MEETING OR BY VOTING IN PERSON AT THE ANNUAL MEETING.

Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting:
The proxy materials are available at

www.savetaubman.com

ADDITIONAL PARTICIPANT INFORMATION

The Members of Land & Buildings are participants in this solicitation.

The principal business of each of L&B Capital, a Delaware limited partnership, and L&B Opportunity, a Delaware limited partnership, is serving as a private investment fund. The principal business of L&B GP, a Delaware limited partnership, is serving as the general partner of each of L&B Capital and L&B Opportunity. The principal business of L&B Management, a Delaware limited liability company, is serving as the investment manager of each of L&B Capital and L&B Opportunity and as the investment advisor of certain managed accounts (the “Managed Accounts”). Mr. Litt serves as the managing principal of L&B Management.

The address of the principal office of each of L&B Capital, L&B Opportunity, L&B GP, and L&B Management is 1 Landmark Square, 7th Floor, Stamford, Connecticut 06901.

As of the date hereof, L&B Capital directly owns 183,800 shares of Common Stock. As of the date hereof, L&B Opportunity directly owns 159,100 shares of Common Stock. As of the date hereof, 472,047 shares of Common Stock were held in the Managed Accounts. L&B GP, as the general partner of each of L&B Capital and L&B Opportunity, may be deemed the beneficial owner of an aggregate of 342,900 shares of Common Stock, owned by L&B Capital and L&B Opportunity. L&B Management, as the investment manager of each of L&B Capital and L&B Opportunity, and as the investment advisor of the Managed Accounts, may be deemed the beneficial owner of an aggregate of 814,947 shares of Common Stock, owned by L&B Capital and L&B Opportunity and held in the Managed Accounts. Mr. Litt, as the managing principal of L&B Management, which is the investment manager of each of L&B Capital and L&B Opportunity and the investment advisor of the Managed Accounts, may be deemed the beneficial owner of an aggregate of 814,947 shares of Common Stock, owned by L&B Capital and L&B Opportunity and held in the Managed Accounts. As of the date hereof, Mr. Litt directly owns 436 shares of the Company’s 6.5% Series J Cumulative Redeemable Preferred Stock (the “Series J Preferred Stock”).

Each participant in this solicitation, as a member of a group with the other participants for the purposes of Section 13(d)(3) of the Exchange Act, may be deemed to beneficially own the 814,947 shares of Common Stock and 436 shares of Series J Preferred Stock owned in the aggregate by all of the participants in this solicitation. Each participant in this solicitation disclaims beneficial ownership of the shares of Common Stock he or it does not directly own. For information regarding purchases and sales of securities of the Company during the past two years by the participants in this solicitation, see Schedule I.

The shares of Common Stock purchased by each of L&B Capital, L&B Opportunity, and held in the Managed Accounts were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in the open market, except as otherwise noted on Schedule I. The shares of Series J Preferred Stock purchased by Mr. Litt were purchased in the open market with personal funds.

On May 17, 2017, L&B Management commenced an action in the United States District Court for the Eastern District of Michigan (the “District Court”) against the Company, Robert S. Taubman, William S. Taubman, Gayle Taubman Kalisman, R&W-TRG LLC, Taubman Ventures Group LLC, TG Partners, and TF Associates, LLC. The Amended Complaint, filed on June 5, 2017, asserted two claims, one for breach of the Company’s Articles of Incorporation (the “Charter”) and one for violation of Section 14(a) of the Exchange Act. L&B Management alleged that TCO had failed to appropriately apply an ownership limit set forth in its Charter, thereby allowing the Taubman family to own the Series B Preferred Stock in excess of the permitted limit and to exercise disproportionate control over TCO. L&B Management also alleged that TCO had issued a proxy statement containing false and misleading statements regarding the valuation of its Series B Preferred Stock. On August 16, 2017, the District Court entered an Opinion and Order (the “Order”) dismissing the Amended Complaint on the ground that it failed to state a claim upon which relief can be granted. Specifically, the District Court dismissed Counts II and III of the Amended Complaint, which alleged that TCO breached the Charter by permitting the Taubman Defendants to vote in excess of 8.23% of the value of TCO’s outstanding Capital Stock. The District Court concluded that (i) the market price of the Taubman defendants’ Series B Preferred Stock is “nominal” since “the charter itself establishes that the liquidation value of Series B preferred stock is $.001 per share and that Series B stock is convertible at a ratio of 14,000 to 1”; (ii) “the Board used this valuation formula to assign nominal value to Series B stock and conclude that the Taubman family’s holdings did not violate the ownership limit”; and (iii) “the Board’s determination” is “final and binding” under Section 2(d)(vii) of Article 3 of the Charter. L&B Management appealed the Order to the United States Court of Appeals for the Sixth Circuit (the “Sixth Circuit”) on September 13, 2017. A hearing on the appeal was held on March 16, 2018 in the Sixth Circuit. The Sixth Circuit has not yet issued an opinion on the appeal.

Except as set forth in this Proxy Statement (including the Schedules hereto), (i) during the past 10 years, no participant in this solicitation has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) no participant in this solicitation directly or indirectly beneficially owns any securities of the Company; (iii) no participant in this solicitation owns any securities of the Company which are owned of record but not beneficially; (iv) no participant in this solicitation has purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any participant in this solicitation is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) no participant in this solicitation is, or within the past year was, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits, or the giving or withholding of proxies; (vii) no associate of any participant in this solicitation owns beneficially, directly or indirectly, any securities of the Company; (viii) no participant in this solicitation owns beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) no participant in this solicitation or any of his or its associates was a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) no participant in this solicitation or any of his or its associates has any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no participant in this solicitation has a substantial interest, direct or indirect, by securities holdings or otherwise, in any matter to be acted on at the Annual Meeting.

Except as set forth in this Proxy Statement in connection with the appeal of the Order, there are no material proceedings to which any participant in this solicitation or any of his or its associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries. With respect to the Nominee, none of the events enumerated in Item 401(f)(1)-(8) of Regulation S-K of the Exchange Act occurred during the past ten years.

SCHEDULE I

TRANSACTIONS IN SECURITIES OF the Company
DURING THE PAST TWO YEARS

Nature of the Transaction	Amount of Shares Purchased/(Sold)	Date of Purchase/Sale

land & buildings capital growth fund, lp

Purchase of Common Stock	87,500	05/04/2016
Purchase of Common Stock	22,300	06/09/2016
Purchase of Common Stock	18,100	06/24/2016
Sale of Common Stock	(19,200)	06/29/2016
Sale of Common Stock	(10,900)	06/30/2016
Purchase of Common Stock	21,200	07/11/2016
Purchase of Common Stock	10,900	07/19/2016
Sale of Common Stock	(23,400)	07/27/2016
Purchase of Common Stock	10,900	08/18/2016
Purchase of Common Stock	22,300	08/31/2016
Purchase of Common Stock	7,600	09/02/2016
Purchase of Common Stock	9,100	09/06/2016
Purchase of Common Stock	5,300	09/07/2016
Purchase of Common Stock	5,300	09/08/2016
Purchase of Common Stock	3,500	09/12/2016
Purchase of Common Stock	15,100	02/16/2017
Purchase of Common Stock	19,600	05/10/2017
Purchase of Common Stock	8,200	05/12/2017
Purchase of Common Stock	6,800	05/15/2017
Purchase of Common Stock	7,900	05/16/2017
Purchase of Common Stock	23,600	05/17/2017
Purchase of Common Stock	16,800	07/05/2017
Purchase of Common Stock	19,400	11/10/2017
Sale of Common Stock	(11,400)	12/15/2017
Sale of Common Stock	(8,300)	12/18/2017
Sale of Common Stock	(5,100)	12/20/2017
Sale of Common Stock	(5,200)	12/21/2017
Sale of Common Stock	(5,200)	12/22/2017
Sale of Common Stock	(5,100)	12/26/2017
Sale of Common Stock	(5,100)	12/27/2017
Sale of Common Stock	(24,200)	12/29/2017
Purchase of Common Stock	16,100	03/01/2018
Purchase of Common Stock	17,000	03/13/2018
Sale of Common Stock	(67,600)	04/27/2018

L & B REAL ESTATE OPPORTUNITY FUND, LP

Purchase of Common Stock	29,600	05/04/2016
Purchase of Common Stock	6,900	06/09/2016
Purchase of Common Stock	5,400	06/24/2016
Purchase of Common Stock	4,500	07/06/2016
Purchase of Common Stock	9,100	07/11/2016
Purchase of Common Stock	8,000	07/19/2016
Sale of Common Stock	(11,400)	07/27/2016
Purchase of Common Stock	11,900	08/18/2016
Purchase of Common Stock	4,500	08/31/2016
Purchase of Common Stock	4,100	09/07/2016
Purchase of Common Stock	4,400	09/08/2016
Purchase of Common Stock	16,300	10/17/2016
Purchase of Common Stock	4,300	02/16/2017
Purchase of Common Stock	2,800	05/10/2017
Purchase of Common Stock	1,600	05/12/2017
Purchase of Common Stock	1,300	05/15/2017
Purchase of Common Stock	26,400	05/16/2017
Purchase of Common Stock	79,100	05/17/2017
Purchase of Common Stock	6,900	05/18/2017
Purchase of Common Stock	13,800	07/05/2017
Purchase of Common Stock	12,400	11/10/2017
Sale of Common Stock	(9,600)	12/15/2017
Sale of Common Stock	(7,000)	12/18/2017
Sale of Common Stock	(4,300)	12/20/2017
Sale of Common Stock	(4,300)	12/21/2017
Sale of Common Stock	(4,400)	12/22/2017
Sale of Common Stock	(4,300)	12/26/2017
Sale of Common Stock	(4,300)	12/27/2017
Purchase of Common Stock	2,900	03/01/2018
Purchase of Common Stock	11,000	03/13/2018
Sale of Common Stock	(58,500)	04/27/2018

land & buildings investment management, llc

(Through the Managed Accounts)

Purchase of Common Stock	5,300	05/04/2016
Purchase of Common Stock	1,300	06/09/2016
Purchase of Common Stock	1,100	06/24/2016
Sale of Common Stock	(6,300)	06/28/2016
Purchase of Common Stock	2,600	07/11/2016
Purchase of Common Stock	700	07/19/2016
Sale of Common Stock	(1,300)	07/27/2016
Purchase of Common Stock	25,700	08/18/2016
Purchase of Common Stock	21,700	08/22/2016
Purchase of Common Stock	24,800	08/23/2016
Purchase of Common Stock	1,300	08/31/2016
Purchase of Common Stock	4,500	08/31/2016
Purchase of Common Stock	53,400	09/01/2016
Purchase of Common Stock	5,285	09/02/2016

Purchase of Common Stock	27,100	09/02/2016
Purchase of Common Stock	6,162	09/06/2016
Purchase of Common Stock	32,300	09/06/2016
Purchase of Common Stock	4,100	09/07/2016
Purchase of Common Stock	56,600	09/07/2016
Purchase of Common Stock	3,700	09/08/2016
Purchase of Common Stock	59,300	09/08/2016
Purchase of Common Stock	70,500	09/09/2016
Purchase of Common Stock	2,700	09/12/2016
Purchase of Common Stock	2,300	09/12/2016
Purchase of Common Stock	16,700	10/17/2016
Purchase of Common Stock	13,700	02/16/2017
Purchase of Common Stock	4,500	05/10/2017
Purchase of Common Stock	2,600	05/12/2017
Purchase of Common Stock	2,100	05/15/2017
Purchase of Common Stock	2,100	05/16/2017
Purchase of Common Stock	6,500	05/17/2017
Purchase of Common Stock	5,000	07/05/2017
Purchase of Common Stock	24,400	07/21/2017
Purchase of Common Stock	73,100	07/24/2017
Purchase of Common Stock	43,100	11/01/2017
Purchase of Common Stock	23,600	11/10/2017
Purchase of Common Stock	51,000	12/01/2017
Sale of Common Stock	(56,600)	12/05/2017
Purchase of Common Stock	28,700	12/05/2017
Sale of Common Stock	(22,500)	12/15/2017
Sale of Common Stock	(16,500)	12/18/2017
Sale of Common Stock	(10,300)	12/20/2017
Sale of Common Stock	(10,200)	12/21/2017
Sale of Common Stock	(10,494)	12/22/2017
Sale of Common Stock	(10,103)	12/26/2017
Sale of Common Stock	(10,103)	12/27/2017
Purchase of Common Stock	29,000	01/02/2018
Sale of Common Stock	(24,600)	02/27/2018
Purchase of Common Stock	8,500	03/01/2018
Purchase of Common Stock	5,800	03/08/2018
Purchase of Common Stock	69,300	03/13/2018
Sale of Common Stock	(173,900)	04/27/2018

IMPORTANT

Your vote is important, no matter how many shares of Common Stock and Series B Non-Participating Convertible Preferred Stock of the Company you own (collectively, the “Voting Stock”). Land & Buildings urges you to sign, date, and return the enclosed BLUE proxy card today to vote FOR the election of the Nominee, FOR the non-binding proposal to eliminate the dual class voting stock structure, and in accordance with Land & Buildings’ recommendations on the other proposals on the agenda for the Annual Meeting.

•	If your shares of Voting Stock are registered in your own name, please sign and date the enclosed BLUE proxy card and return it to Land & Buildings, c/o First Coast Results, Inc., in the enclosed postage-paid envelope today.
•	If your shares of Voting Stock are held in a brokerage account or bank, you are considered the beneficial owner of the shares of Voting Stock, and these proxy materials, together with a BLUE voting form, are being forwarded to you by your broker or bank. As a beneficial owner, you must instruct your broker, trustee or other representative how to vote. Your broker cannot vote your shares of Voting Stock on your behalf without your instructions.
•	Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by the Internet. Please refer to the enclosed voting form for instructions on how to vote electronically. You may also vote by signing, dating and returning the enclosed voting form.

Since only your latest dated proxy card will count, we urge you not to return any proxy card you receive from the Company. Even if you return the management proxy card marked “withhold” as a protest against the incumbent directors, it will revoke any proxy card you may have previously sent to us. Remember, you can vote for our Nominee only on our BLUE proxy card. So please make certain that the latest dated proxy card you return is the BLUE proxy card.

If you have any questions, require assistance in voting your BLUE proxy card,

or need additional copies of Land & Buildings’ proxy materials,

please contact D.F. King & Co., Inc. at the phone numbers listed below.

D.F. King & Co., Inc.

48 Wall Street, 22nd Floor

New York, New York 10005

Banks and Brokers Call Collect: (212) 269-5500

All Others Call Toll-Free: (800) 207-3159

Email: tco@dfking.com

BLUE PROXY CARD

taubman centers, inc.

2018 ANNUAL MEETING OF ShareholderS

THIS PROXY IS SOLICITED ON BEHALF OF land & buildings capital growth fund, lp, and the other participants in its solicitation

THE BOARD OF DIRECTORS OF taubman centers, inc.
IS NOT SOLICITING THIS PROXY

P        R        O        X        Y

The undersigned appoints Jonathan Litt, Craig Melcher, Steve Wolosky and Edward McCarthy, and each of them, attorneys and agents with full power of substitution to vote all shares of Common Stock of Taubman Centers, Inc. (the “Company”) and all shares of Series B Non-Participating Convertible Preferred Stock of the Company (collectively, the “Voting Stock”) which the undersigned would be entitled to vote if personally present at the Company’s 2018 annual meeting of shareholders to be held on Thursday, May 31, 2018, at 8:30 a.m., Eastern Time, at The Townsend Hotel, 100 Townsend Street, Birmingham, Michigan 48009 (including any adjournments or postponements thereof and any meeting called in lieu thereof, the “Annual Meeting”).

The undersigned hereby revokes any other proxy or proxies heretofore given to vote or act with respect to the shares of Voting Stock of the Company held by the undersigned, and hereby ratifies and confirms all action the herein named attorneys and proxies, their substitutes, or any of them may lawfully take by virtue hereof. If properly executed, this Proxy will be voted as directed on the reverse and in the discretion of the herein named attorneys and proxies or their substitutes with respect to any other matters as may properly come before the Annual Meeting that are unknown to Land & Buildings Capital Growth Fund, LP (“Land & Buildings”), a reasonable time before this solicitation.

IF NO DIRECTION IS INDICATED WITH RESPECT TO THE PROPOSALS ON THE REVERSE, THIS PROXY WILL BE VOTED “FOR” PROPOSAL 1, “FOR” PROPOSAL 2, “AGAINST” PROPOSAL 3, “AGAINST” PROPOSAL 4, AND “FOR” PROPOSAL 5.

This Proxy will be valid until the completion of the Annual Meeting. This Proxy will only be valid in connection with Land & Buildings’ solicitation of proxies for the Annual Meeting.

IMPORTANT: PLEASE SIGN, DATE AND MAIL THIS PROXY CARD PROMPTLY!

CONTINUED AND TO BE SIGNED ON REVERSE SIDE

BLUE PROXY CARD

[X] Please mark vote as in this example

LAND & BUILDINGS STRONGLY RECOMMENDS THAT SHAREHOLDERS VOTE IN FAVOR OF THE NOMINEE LISTED BELOW IN PROPOSAL 1 AND IN FAVOR OF THE NON-BINDING PROPOSAL LISTED BELOW IN PROPOSAL 5.  LAND & BUILDINGS MAKES NO RECOMMENDATION WITH RESPECT TO PROPOSALS 2, 3 AND 4.

1.	To elect Jonathan Litt (the “Nominee”) and the candidates who have been nominated by the Company other than William S. Taubman for whom Land & Buildings is not seeking authority to vote for and will not exercise any such authority, to serve as directors of the Company until the 2019 annual meeting of shareholders.

FOR ALL NOMINEES	WITHHOLD AUTHORITY TO VOTE FOR ALL NOMINEES	FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW
☐	☐	☐

Note: If you do not wish for your shares of Voting Stock to be voted “FOR” a particular nominee, mark the “FOR ALL NOMINEE(S) EXCEPT WRITTEN BELOW” box and write the name(s) of the nominee(s) you do not support on the line below. Your shares will be voted for the remaining nominee(s).

________________________________________________________

Land & Buildings does not expect that the Nominee will be unable to stand for election, but, in the event that the Nominee is unable to serve or for good cause will not serve, the shares of Voting Stock represented by this proxy card will be voted for substitute nominee(s), to the extent this is not prohibited under the Bylaws and applicable law. In addition, Land & Buildings has reserved the right to nominate substitute person(s) if the Company makes or announces any changes to its Bylaws or takes or announces any other action that has, or if consummated would have, the effect of disqualifying the Nominee, to the extent this is not prohibited under the Bylaws and applicable law. In any such case, shares of Voting Stock represented by this proxy card will be voted for such substitute nominee(s).

Land & Buildings intends to use this proxy to vote (i) “FOR” Mr. Litt and (ii) “FOR” the candidates who have been nominated by the Company other than William S. Taubman, for whom Land & Buildings is not seeking authority to vote for and will not exercise any such authority. The names, backgrounds and qualifications of the candidates who have been nominated by the Company, and other information about them, can be found in the Company’s proxy statement. There is no assurance that any of the candidates who have been nominated by the Company will serve as directors if our Nominee is elected.

2.	To ratify the appointment of KPMG LLP as the independent registered public accounting firm for the Company for the fiscal year ending December 31, 2018.
☐ FOR	☐ AGAINST	☐ ABSTAIN
3.	To approve, on an advisory basis, the compensation of the Company’s named executive officers.
☐ FOR	☐ AGAINST	☐ ABSTAIN

BLUE PROXY CARD

4.	To approve the Company’s 2018 Omnibus Long-Term Incentive Plan.
☐ FOR	☐ AGAINST	☐ ABSTAIN

5.	Non-binding proposal to request that the Board eliminate the dual class voting stock structure.
☐ FOR	☐ AGAINST	☐ ABSTAIN

DATED: ____________________________

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(Signature)

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(Signature, if held jointly)

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(Title)

WHEN SHARES ARE HELD JOINTLY, JOINT OWNERS SHOULD EACH SIGN. EXECUTORS, ADMINISTRATORS, TRUSTEES, ETC., SHOULD INDICATE THE CAPACITY IN WHICH SIGNING. PLEASE SIGN EXACTLY AS NAME APPEARS ON THIS PROXY.